UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest reported)   **April 25, 2007**

OPES EXPLORATION INC.
(Exact name of registrant as specified in its chapter)

Nevada	000-51707	00-0000000
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9620 Williams Road, Richmond, British Columbia, Canada	**V7A 1H2**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(604) 723-9660**

8731 Cambie Road, Richmond, British Columbia, V6X 1K2, Canada
(Former name or former address, if changed since last report)

INFORMATION TO BE INCLUDED IN REPORT

Item 1.01.   Entry into a Material Definitive Agreement.

On April 19, 2007, Opes agreed to the terms and conditions of a letter agreement dated April 18, 2007 between Gerry Diakow and Opes. Pursuant to the terms and conditions of the letter agreement, Mr. Diakow has agreed to coordinate and conduct a Phase One exploration program on the Atlin claims. Opes has agreed to pay Mr. Diakow CDN$25,000 for the completion of the exploration program, excluding any applicable taxes. The exploration program is to be conducted on the Atlin claims in August 2007. Opes has paid Mr. Diakow a deposit of CDN$5,000 and will pay an additional CDN$17,000 prior to August 2007 for exploration expenses. The final payment of CDN$3,000 will be paid once the exploration work has been validly filed with the Province of British Columbia.

Item 7.01. Regulation FD Disclosure.

<u>Limitation on Incorporation by Reference</u>: In accordance with general instruction B.2 of Form 8-K, the information in this report, including Exhibit 10.2, is furnished under Item 9 and pursuant to Regulation FD, and will not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as will be expressly set forth by specific reference in such filing. This report will not be deemed a determination or an admission as to the materiality of any information in the report that is required to be disclosed solely by Regulation FD.

The information contained in Exhibit 10.2 is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)   **Exhibits**

Exhibit	Description	
10.2	Letter agreement dated April 18, 2007 between Gerry Diakow and Opes Exploration Inc.	Included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Opes Exploration Inc. has caused this report to be signed on its behalf by the undersigned duly authorized person.

OPES EXPLORATION INC.

/s/ Ken Ralfs

Dated: April 25, 2007   By: _____

Ken Ralfs – CEO & President

Exhibit 10.2

Gerry Diakow

Tel: (604) 787-2811
Email: gdiakow@hotmail.com

April 18, 2007

VIA Email

Opes Exploration Inc.
9620 Williams Road
Richmond, British Columbia
Canada, V7A 1H2

Attn: Ken Ralfs

Re: **Atlin Exploration Program**

Dear Ken:

It was a pleasure to discuss Opes' exploration requirements with you on Monday. I confirm that I will be able to coordinate a Phase One exploration program on Opes' Atlin claims for this exploration season. I recommend that the exploration be conducted in August 2007 as the weather in the area has a good chance of making the work easier and thus less expensive. I have reviewed the geological report prepared by Erik Ostensoe and would be able to perform the program for CDN $25,000 excluding applicable taxes.

I will require a deposit of CDN $5,000 to be paid as soon as possible to reserve my time for August. These funds will be applied to future billings. Also, before I leave for Atlin in August 2007 I will require an additional payment of CDN $17,000 in order to pay for exploration expenses. I agree to accept a final payment of CDN $3,000 once the exploration work has been validly filed with the Province of British Columbia.

Additionally, I agree to provide Opes with detailed and timely invoices as work progresses as I understand Opes' accounting requirements since it is a publicly traded company in the United States.

If Opes is able to accept these general terms please sign the bottom of this letter and return it to me along with a deposit payment of CDN $5,000 payable to Gerry Diakow.

Yours truly,

/s/ Gerry Diakow

Gerry Diakow

Accepted by Opes Exploration Inc.

Date: 19 April 2007

/s/ Ken Ralfs

_____

Ken Ralfs, President